UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                       Commission File Number 1-16755

                           ARCHSTONE-SMITH TRUST
           (Exact name of registrant as specified in its charter)

                     9200 E. Panorama Circle, Suite 400
                         Englewood, Colorado 80112
                               (303) 708-5959
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

   Series C Cumulative Redeemable Preferred Shares of Beneficial Interest
          (Title of each class of securities covered by this Form)

Common Shares of Beneficial Interest; Cumulative Convertible Series A Preferred Shares of Beneficial Interest; Series D Cumulative Redeemable Preferred Shares of Beneficial Interest. Series H Convertible Redeemable Preferred Shares of Beneficial Interest; Series I Cumulative Redeemable Preferred Shares of Beneficial Interest; Series L Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest.
    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)    [X]         Rule 12h-3(b)(1)(ii)      [ ]
       Rule 12g-4(a)(1)(ii)   [ ]         Rule 12h-3(b)(2)(i)       [ ]
       Rule 12g-4(a)(2)(i)    [ ]         Rule 12h-3(b)(2)(ii)      [ ]
       Rule 12g-4(a)(2)(ii)   [ ]         Rule 15d-6                [ ]
       Rule 12h-3(b)(1)(i)    [X]

         Approximate number of holders of record as of the certification or
notice date:     0
            ----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, Archstone-Smith Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 20, 2002             ARCHSTONE-SMITH TRUST



                                  By:   /s/ Caroline Brower
                                      -----------------------------------------
                                      Caroline Brower
                                      Senior Vice President and General Counsel